

Supplemental Presentation



April 20, 2016

Benchmark Electronics'
Working Capital Analysis is Flawed



BHE's Days Inventory is Less Efficient than Nearly all Peers

Days Inventory (DI)

We believe BHE's higher Days Inventory is partially explained by its higher non-traditional revenue mix

Days Inventory is the <u>ONLY</u> Component of Cash Conversion Cycle that is Correlated to Non-Traditional Revenue Mix

Days Inventory (DI) vs Non-Traditional Mix



R² = 0.88

- BHE's statement that *"end-market mix and shipping terms drive discrepancies between accounts receivable and inventory between peers"* **is incorrect – only inventory is correlated to mix**

- PLXS non-traditional revenue mix (71%) is substantially higher than BHE (55%) **– there is no reason to expect their DI to be comparable**

- **DSOs and DPOs show no correlation to mix**

Days Payables Outstanding (DPO) vs Non-Traditional Mix



R² = 0.00

Days Sales Outstanding (DSO) vs Non-Traditional Mix



R² = 0.18



We Believe BHE's Logic to Combine DSOs + DI is Nonsensical

- BHE is arguing that Days Inventory and DSOs are interchangeable, and BHE is choosing to trade off **higher DSOs** for **lower Days Inventory** vs. PLXS

  – However, based on differences in mix, **we would expect BHE's Days Inventory to be below PLXS**

- Besides mix, BHE asserts that "shipping terms" drive differences in DSOs

  – All of BHE's peers have **DSOs of 49 ±6 days[1]**; BHE's DSOs is **69 days – a clear outlier**

- We fail to see how differences in "shipping terms" can possibly drive a **16-day difference[2]** in DSOs vs. PLXS

  – Compared to PLXS, BHE has the **SAME revenue recognition policy[3]** AND a substantially similar customer base – we have no reason to believe BHE's customers require unique shipping terms

- Additionally, we are not aware of **any instance** where BHE or any of the Company's competitors have ever used Days Inventory + DSOs in evaluating their working capital performance, or publicly discussed any trade-off between the two metrics

> **Comparing aggregate DSO and DI appears to be a metric concocted by BHE to attempt to justify inefficient accounts receivables management**

1. *As of CY Q4:2015. See Engaged Capital's presentation to investors filed 4/15/2016 for details*
2. *Based on BHE's DSOs of 69 vs. PLXS DSOs of 53*
3. *Revenue is recognized generally when the goods are shipped*

Benchmark's Days Payable Inefficiency Remains Unexplained by the Company

BHE's DPOs are Well Below PLXS Levels Even After Adjusting for Trade Discounts

BHE Pro Forma for Trade Discounts Comparison to PLXS



DPO from 47 to 70 days:
~$150M Cash Released
100
90
80
70
60
50
40
30
20
10
0
47
7
40
23
70
BHE DPO Pro Forma For Forgoing Trade Discounts
Unexplained Gap
PLXS DPO

- BHE's DPOs are significantly lower than PLXS, even after adjusting for the seven days BHE management attributes to trade discounts it receives from its suppliers[1]
- Even if we take BHE's assertions regarding trade discounts at face value, there is still a 23-day gap between BHE's DPOs and PLXS DPOs – **which represents a $150M opportunity**
- We see no other reason why BHE's DPOs should be lower than PLXS – there is no relationship between non-traditional revenue mix and DPOs in the peer group
- This unexplained gap appears to be due to inefficient payables management

1. Per BHE presentation filed 4/14/2016

Benchmark's Valuation of Trade Discounts Uses Incorrect Multiples

BHE's Calculation of the Value of Trade Discounts is Inflated by Using Flawed, Unadjusted Multiples

Per Share Value of Trade Discounts Less Cash Released from Forgoing Discounts[1]



| Unadjusted P/E multiple: 12.4x[1] | Adjusted P/E multiple: 9.2x | Adjusted EBITDA multiple: 5.0x |

$0.86 — Net Value of Discounts - Reported P/E Multiple

$0.43 — Net Value of Discounts - Corrected P/E Multiple

$0.09 — Net Value of Discounts - Corrected EV/EBITDA Multiple

The supposed "value creation" BHE claims to generate by taking trade discounts is not meaningful using corrected multiples

If BHE truly is driving more shareholder value by taking supplier discounts rather than increasing cash generation and ROIC, why don't any of BHE's sophisticated competitors do the same?

The Acquisition of Secure

The Secure Acquisition Was Costly and Non-Core

Recent BHE M&A Characteristics[1]

	Suntron	CTS	Secure
Purchase Price ($M)	$19	$75	$230
% of Enterprise Value at Announcement	~3%	~9%	~38%
Revenue ($M)	$67	$200	$100
EV/Revenue Multiple	0.3x	0.4x	2.3x
Margin Profile	Undisclosed	In-line with BHE	3x Core
EMS Revenue Mix	>90%	>90%	<20%
Increase in Non-Traditional Revenue	6%	18%	7%
Increase in Non-Traditional Mix	~100bps	~400bps	~200bps

- We believe BHE paid reasonable multiples for its previous two acquisitions, Suntron and CTS, that fit within BHE's core EMS business. These deals contributed to non-traditional revenue growth at a much lower price than Secure

- At $100M in revenues, neither Secure's margin profile nor non-traditional revenue contribution is likely to be valued by the market at any level above BHE's market multiple

Source: BHE press releases, earnings transcripts, filings, earnings call transcripts, BHE letter to shareholders dated 4/6/2016, Engaged estimates, and FactSet.

ROIC Adjustments

BHE's Calculation of Peer ROIC Adjusted for Accumulated Deficit is Flawed

Transaction CFROI Forecast - Current Fiscal Year



Transaction CFROI - Last Fiscal Year



- BHE argues ROIC comparisons can be misleading because several EMS peers have significant accumulated deficits, mainly due to goodwill and other write-offs due to acquisitions completed many years (in some cases, decades) ago. BHE adjusted for this by reversing out the accumulated deficit in its ROIC calculation

- A more precise adjustment is to use Credit Suisse HOLT's "Transaction CFROI (Cash Flow Return on Investment)." CFROI properly adjusts earnings, cash flow and balance sheet items for goodwill / intangible write-offs, one time charges, and other non-cash items in both the numerator and the denominator

- BHE compares poorly vs. peers under both ROIC and CFROI measures

Source: Credit Suisse HOLT.

Appendix

Value of Trade Discounts

Description	Data	Source
P/E-based Value of Trade Discounts		
Per Share Value of Trade Discounts	$1.66	BHE presentation, filed 4/14/2016
Less: Per Share Cash Value Released by Forgoing Trade Discounts	($0.80)	BHE presentation, filed 4/14/2016
Per Share Net Value of Trade Discounts	$0.86	
Per Share Value of Trade Discounts	$1.66	
Divided by: As Reported 2016E P/E Multiple	12.4x	BHE presentation, filed 4/14/2016
EPS Impact of Trade Discounts	$0.13	
EPS Impact of Trade Discounts	$0.13	
Multiplied by: Corrected 2016E P/E Multiple	9.2x	Engaged estimate
Corrected Per Share Value of Trade Discounts	$1.23	
Corrected Per Share Value of Trade Discounts	$1.23	
Less: Per Share Cash Value Released by Forgoing Trade Discounts	($0.80)	
Per Share Net Value of Trade Discounts	**$0.43**	
EV/EBITDA-based Value of Trade Discounts		
NOPAT Impact of Forgoing Trade Discounts	6.7	BHE presentation, filed 4/14/2016
Tax Rate	24.5%	Engaged estimate
EBITDA Impact of Forgoing Trade Discounts	8.8	
Multiplied by: 2016E EV/EBITDA Multiple	5.0x	Engaged estimate
Value of Trade Discounts	44	
Shares	50	BHE 10K
Per Share Value from Trade Discounts	$0.89	
Per Share Value from Trade Discounts	$0.89	
Less: Per Share Cash Value Released by Forgoing Trade Discounts	($0.80)	
Per Share Net Value of Trade Discounts	**$0.09**	

Valuation Multiples

Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
A	Price				$22.05	FactSet, as of 4/11/2016
B	2016E EPS Estimate				$1.60	FactSet, as of 4/11/2016
C	**As Reported 2016E P/E**				**13.8x**	A / B
D	EPS Add back: Amortization					
E	Secure	8	6			EC Estimate, 24.5% tax rate
F	Other	4	3			EC Estimate
G	Total	12	9	50	$0.18	E + F
H	Comparable EPS Estimate				$1.78	B + G
I	EPS Add back: AT Interest	8	6	50	$0.12	EC Estimate
J	Unlevered EPS				$1.90	H + I
K	Net Cash	231		50	$4.60	BHE 10K
L	**P/E Multiple Ex-Cash**				**9.2x**	(A - K) /J

Valuation Multiples (cont'd)

Reference	Description	Value	Source / Calculation
A	Enterprise Value	876	FactSet, as of 4/11/2016
B	2016E EBITDA Estimate	166	FactSet, as of 4/11/2016
C	**As Reported 2016E EV/EBITDA Multiple**	**5.3x**	A / B
D	EBITDA Plus: Amortization of Intangibles for Secure Transaction	8	EC estimate
E	Comparable EBITDA Estimate	174	D + B
F	**EV / EBITDA Multiple**	**5.0x**	A / E